

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

Via E-mail
Rory O'Dare
President
Petrus Resources Corporation
3211 Ocean Drive
Vero Beach, FL 32963

>   **Re: Petrus Resources Corporation**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed March 6, 2012**
>   **File No. 333-176879**

Dear Mr. O'Dare:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment 1 in our letter dated January 23, 2012, however it does not appear that you revised your disclosure as indicated in your response. Please revise the third paragraph under the "Prospectus" heading to state that you currently do not have any operations, as opposed to your current disclosure that the company "currently has limited operations."

Financial Statements, page F-1

2. We have reviewed your response to comment 7 in our letter dated January 23, 2012. Please revise your dilution table to reflect information as of November 31, 2011, the most recent financial statement date included in your filing. Please also update your summary financial information on pages 7 and 8 to include interim data.

Rory O'Dare
Petrus Resources Corporation
March 16, 2012
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

                                          Sincerely,

                                          /s/ Brigitte Lippmann   for

                                        Mara L. Ransom
                                        Assistant Director